UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 9)

Scientific Games Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

0533223 10 1

(CUSIP Number of Class of Securities)

Rosario Bifulco Lottomatica S.p.A. Via Mosca 45 Rome, Italy 00142	Paola Bottero De Agostini S.p.A. Via Giovanni da Verrazano, 15 28100 Novara, Italy	Antonio Pisanelli Cirmatica Gaming, S.A. Rambla de Catalunya 16, 4E2a Barcelona, Spain 08007

copies to

Michael S. Immordino

Latham & Watkins LLP

99 Bishopsgate

London

EC2M 3XF

(011 44) 20 7710 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ .

(Continued on following pages)

(Page 1 of 13 pages)

CUSIP No. 0533223 10 1

1.	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons Cirmatica Gaming, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Sources of Funds Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)	☐

6.	Citizenship or Place of Organization Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 6,769 8. Shared Voting Power 0 9. Sole Dispositive Power 6,769 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,769 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person CO

CUSIP No. 0533223 10 1

1.	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons Lottomatica S.p.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)	☐

6.	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person HC

CUSIP No. 0533223 10 1

1.	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons De Agostini S.p.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f)	☐

6.	Citizenship or Place of Organization Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person HC

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 9 to the Statement on Schedule 13D, dated November 25, 2003, with respect to the Class A Common Stock, par value $0.01 per share (“Common Stock”), of Scientific Games Corporation, a Delaware corporation (the “Issuer”), hereby amends and supplements the Schedule 13D, as amended (this “Schedule 13D”), initially filed on September 15, 2000. The principal executive offices of the Issuer are located at 750 Lexington Avenue, 25th Floor, New York, New York 10022.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly by:

(1)	Cirmatica Gaming S.A., a company incorporated under the laws of Spain (“Cirmatica”);

(2)	Lottomatica S.p.A., a company incorporated under the laws of Italy (“Lottomatica”); and

(3)	De Agostini S.p.A., a limited liability company organized under the laws of Italy (“De Agostini”).

De Agostini is a privately held limited liability company operating in Italy and abroad through a group of affiliates and subsidiaries in the publishing, media and communications fields. De Agostini also diversifies its activities through investments in businesses with high growth potential and in companies with business models which complement De Agostini’s core businesses. The principal executive offices of De Agostini are located at Via Giovanni da Verrazano, 15, 28100 Novara, Italy. During the past five years, De Agostini has not been convicted in any criminal proceeding and De Agostini has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in De Agostini becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Lottomatica is a public Italian company whose primary business is managing the Italian national lottery under the supervision of the Italian Ministry of Finance. Through a network of lottery terminals in Italy, Lottomatica also operates other games, provides automated payment services for automobile road taxes, fines and Italian state television and radio license fees, and offers services for ticketing for sporting events and crediting of cellular telephone cards. De Agostini beneficially owns, through its wholly-owned subsidiary Tyche S.p.A., a majority of the issued and outstanding common shares of Lottomatica. The principal executive offices of Lottomatica are located at Via Mosca 45, Rome 00142, Italy. During the past five years, Lottomatica has not been convicted in any criminal proceeding and Lottomatica has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in Lottomatica becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cirmatica, a wholly owned subsidiary of Lottomatica, was formed under the laws of Spain to hold and control Lottomatica’s investment in the Issuer. Cirmatica has not carried on any significant activities other than in connection with purchasing shares of Series A Convertible Preferred Stock, par value $1.00 per share (the “Preferred Stock”), of the Issuer. The principal executive offices of Cirmatica are located at Rambla De Catalunya 16, 4E2a, Barcelona, Spain. During the past five years, Cirmatica has not been convicted in any criminal proceeding and Cirmatica has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in

Cirmatica becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being amended to reflect the fact that Cirmatica sold certain securities of the Issuer held by Cirmatica to an unaffiliated third party in a privately negotiated transaction on November 19, 2003 pursuant to a Stock Purchase Agreement, dated October 10, 2003 (the “Stock Purchase Agreement”), incorporated herein by reference, between Cirmatica and Mafco Holdings Inc., a Delaware corporation (“Mafco”). Please see the Stock Purchase Agreement and Item 4 and Item 5 of this Schedule 13D for a more detailed discussion of this transaction. As a result of the sale of the securities of the Issuer held by Cirmatica to Mafco pursuant to the Stock Purchase Agreement, none of Cirmatica, De Agostini or Lottomatica is deemed to be a beneficial owner of five percent (5%) or more of any equity securities of the Issuer and Cirmatica, De Agostini and Lottomatica are no longer required to file as reporting persons hereunder.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.	PURPOSE OF THE TRANSACTION

On November 19, 2003, Cirmatica sold 1,200,327 shares of Preferred Stock of the Issuer and 1,097.664 shares of Series B Preferred Stock, par value $1.00, of the Issuer to Mafco, an unaffiliated third party, pursuant to the Stock Purchase Agreement.

Three designees of the holders of the Preferred Stock — Rosario Bifulco, Antonio Belloni and Michael S. Immordino — resigned from the Issuer’s Board of Directors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

As of November 13, 2003, there were then issued and outstanding 60,631,082 shares of Common Stock of the Issuer, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.

As of the date of this filing Cirmatica beneficially owns 6,769 shares of Common Stock, representing 0.0% of the Common Stock that was outstanding on November 13, 2003.

Cirmatica has the sole power to vote or to direct the voting of Common Stock beneficially owned by Cirmatica on all matters and has the sole power to dispose or to direct the disposition of, such Common Stock beneficially owned by Cirmatica. Because Lottomatica is the sole shareholder of Cirmatica, Lottomatica may be deemed to beneficially own the Common Stock beneficially owned by Cirmatica. As the indirect majority shareholder of Lottomatica, De Agostini may be deemed to beneficially own the Common Stock beneficially owned by Cirmatica. De Agostini and Lottomatica disclaim beneficial ownership of the Common Stock beneficially owned by Cirmatica reported herein and this Schedule 13D shall not be construed as an admission that De Agostini or Lottomatica is the beneficial owner of the Common Stock beneficially owned by Cirmatica.

Cirmatica is no longer a party to that certain Stockholders’ Agreement dated as of September 6, 2000 (a copy of which has been filed as Exhibit 4 to this Schedule 13D), that certain Voting Agreement dated as of September 6, 2000 (a copy of which has been filed as Exhibit 5 to this Schedule 13D) and that certain Supplemental Stockholders’ Agreement dated as of June 26, 2002 (a copy of which has been filed as Exhibit 4.2 to the Issuers Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002), each of which is incorporated herein by reference, and Cirmatica is no longer subject to the voting arrangements set forth therein. In addition, Cirmatica, De Agostini and Lottomatica are no longer parties to the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13D, Amendment Number Four, dated February 4, 2002, and filed on February 5, 2002, as such Exhibit is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of Cirmatica, De Agostini or Lottomatica has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 25, 2003

CIRMATICA GAMING S.A.

By:	/s/ ANTONIO PISANELLI

	Name:	Antonio Pisanelli
	Title:	Chairman

LOTTOMATICA S.p.A.

By:	/s/ ROSARIO BIFULCO

	Name:	Rosario Bifulco
	Title:	Chief Executive Officer

DE AGOSTINI S.p.A.

By:	*

	Name:	Marco Drago
	Title:	Director

*By:	/S/ MICHAEL S. IMMORDINO

	Name:	Michael S. Immordino
	Title:	Attorney-in-Fact

Exhibit Index

Exhibit Number	Title

1.	*Joint Filing Agreement dated May 29, 2001 among Cirmatica Gaming S.A., Lottomatica S.p.A., Ramius Securities, LLC, PEI N.V., Ramius Capital Group, LLC, C4S & Co., The Oak Fund, Olivetti International S.A. Holding and Olivetti S.p.A.

2.	*Preferred Stock Purchase Agreement dated September 6, 2000 among Autotote Corporation, Olivetti International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd.

3.	*Certificate of Designations of Series A Convertible Preferred Stock of Autotote Corporation (incorporated by reference to Exhibit 3.3 to the 10-Q Quarterly Report of Autotote Corporation filed on September 14, 2000).

4.	*Stockholders’ Agreement dated September 6, 2000 among Autotote Corporation, Olivetti International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd.

5.	*Voting Agreement dated September 6, 2000 among Olivetti International S.A. Holding, Cirmatica Gaming S.A., The Oak Fund and Peconic Fund Ltd.

6.	*Stock Purchase Agreement, dated October 10, 2003, between Cirmatica Gaming S.A. and Mafco Holdings Inc.

*	Previously filed